FIRST BUSINESS FINANCIAL SERVICES, INC.
401 CHARMANY DRIVE
MADISON, WISCONSIN 53719
November 24, 2008

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: William C. Friar

Re:	First Business Financial Services, Inc. Preliminary 14A Filed November 7, 2008 and amended on November 18, 2008 File No. 001-34095

Ladies and Gentlemen:

        The Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments by letter dated November 21, 2008 regarding our revised preliminary proxy statement for a special meeting of shareholders which was originally filed November 7, 2008 and subsequently amended on November 18, 2008. In response to the Staff’s comments we have revised our proxy statement to include pro forma financial statements and incorporate by reference historical financial statements and information and Management’s Discussion and Analysis of Financial Conditions and Results of Operations, in each case complying with the requirements of Item 13 of Schedule 14A.

        We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
November 24, 2008

        If you have any questions regarding these responses to your comments or any other matter, please contact me at (608) 232-5902.

Very truly yours, /s/ Barbara M. Conley Barbara M. Conley Senior Vice President, Corporate Secretary and General Counsel

Enclosure

cc:	Jonathan E. Gottlieb Securities and Exchange Commission Jerome J. Smith Corey A. Chambas James F. Ropella First Business Financial Services, Inc. Steven R. Barth Mark T. Plichta Foley &Lardner LLP